                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13)*

                            GREENBRIAR CORPORATION
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                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                  393648-10-0
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                                 (CUSIP Number)

   JAMES R. GILLEY, 4265 KELLWAY CIRCLE, ADDISON, TEXAS  75244 (214) 407-8400
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               DECEMBER 31, 1996
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           (Date of Event which Requires Filing of this Settlement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No.   393648-10-0                                  PAGE 2 OF 4 PAGES
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James R. Gilley (SS# ###-##-####)
        JRG Investments Co., Inc. and one revocable grantor trust
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                     (b) [_]

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3  SEC USE ONLY


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4  SOURCE OF FUNDS*

        PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                                 [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States, Nevada
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Number of       7  SOLE VOTING POWER
Shares                  1,511,563
Beneficially    ----------------------------------------------------------------
Owned by        8  SHARED VOTING POWER
Each                    2,019,563
Reporting       ----------------------------------------------------------------
Person          9  SOLE DISPOSITIVE POWER
With                    1,511,563
                ----------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER
                        2,019,563
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        400,000 - James R. Gilley
      1,111,563 - JRG Investments
        508,000 - Grantor trust
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        28.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN, CO
--------------------------------------------------------------------------------

                                 INTRODUCTION

     This statement is filed with respect to the acquisition of 200,000 unregistered shares of Issuer's common stock, the disposition of 98,437 shares of common stock, the extension of a certain promissory note, the setting of an exercise price of a certain Stock Purchase Warrant and to the beneficial ownership of 2,019,563 Shares of Common Stock of the Issuer, of which 400,000 Shares are issuable upon the exercise of stock options by James R. Gilley, individually, 1,111,563 Shares are held by JRG Investments and 400,000 are held of record and beneficially by The April Trust, a grantor trust established June 15, 1993 (the "Trust", and 108,000 Shares are subject to the Stock Purchase Warrant held by the Trust. As to the Trust, James R. Gilley is the trustee, and James R. Gilley and Sylvia M. Gilley are the beneficiaries.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to common stock, $.01 par value per share (the "Shares"), of Greenbriar Corporation, a Nevada corporation) (the "Issuer"). The Issuer's principal executive offices are located at 4265 Kellway Circle, Addison, Texas 75244.

ITEM 2.  IDENTITY AND BACKGROUND.

     In accordance with the instructions to this Item 2, the following information is hereby provided with respect to Mr. Gilley: There is no change in the response to Item 2(a) through (f).

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     The shares underlying the two options will be exercisable for cash in the amount of $10.75 per share for 200,000 shares (total of $2,150,000) and $13.275 per share for 200,000 shares (total of $2,655,000). Mr. Gilley does not know the source of funds that will be used to acquire the shares.

ITEM 4.  PURPOSE OF TRANSACTION.

     1. The Compensation Committee of the Board of Directors, and the Board of Directors with James R. Gilley absent and not voting, approved the grant (effective December 31, 1996) of a non-qualified stock option to Mr. Gilley to purchase 200,000 shares of Common Stock at an exercise price of $13.275 per share, which was the average closing price of the Company's Common Stock on the ten trading days prior to the date of grant of such option, conditioned upon listing of the shares on the American Stock Exchange. The option was granted to Mr. Gilley in recognition of his performance on behalf of the Company during 1996 and may be exercised by him in whole or in part at any time prior to the expiration of ten years.

     2. In January 1997, JRG exercised a right in its note payable to MS Holding Corp. (now known as Institutional Capital Corporation ("ICC")), to pay interest on the note using shares of the stock pledged as collateral for the note. Pursuant to an agreement between JRG and ICC, interest was prepaid through December 31, 1997 and the maturity date of the note extended from May 23, 1997 to December 31, 1997, in consideration of 98,437 shares of Common Stock, valued at $13.99375 per share.

     3. The Trust is indebted on a $2,250,000 promissory note issued in connection with the acquisition of 200,000 shares of Common Stock of the Issuer in November 1993. Such note was originally made payable on November 18, 2003. In December 1996, the Compensation Committee of the Board of Directors agreed to extend the maturity date of such note until November 19, 2008.

     4. The Trust is also the holder of a Stock Purchase Warrant to purchase 108,000 shares of Common Stock for a stated exercise price of $12.98 per share. The Stock Purchase Warrant contains anti-dilution clauses which require the exercise price to be reduced in proportion to any issuance of Company stock at a price less than the exercise price. Issuances at less than the exercise price have occurred and were about to occur in connection with the American Care Communities, Inc. merger on December 31, 1996. The Company and the Trust desired to eliminate the prospect of further changes in the exercise price and eliminate thereby the conflict of interest in negotiating the discrepancies in the exercise price. Therefore, the Compensation Committee determined that the Warrant Agreement with the Trust should be amended to correct all share amounts resulting from stock splits, names of the parties, to fix the exercise price at $10.00, which will be unaffected by any issuance of Company securities at a lesser price, and to extend the exercise termination date until October 1,2006.

     Other than as set out herein, Mr. Gilley has no current plans or proposals which relate or would result in any of the matters listed in Items 4(a) through 4(j), inclusive, of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Gilley, JRG and the Trust beneficially own, in the aggregate of 2,019,563 Shares (approximately 28.6% of the Shares). All such shares are issuable upon exercise of warrants and options or are owned of record by JRG, Mr. Gilley and the Trust.

     (b) Mr. Gilley has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,511,563 Shares which are outstanding and owned of record by JRG and the Trust.

     (c) None.

     (d) No person other than Mr. Gilley, JRG or the Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Stock Option Agreement
     Memorandum of agreement with ICC

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 7, 1996                 /s/ James R. Gilley
                                      ---------------------------------
                                      James R. Gilley, Individually,
                                      on behalf of JRG Investments and
                                      as trustee

     ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                 FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                            GREENBRIAR CORPORATION

                     NON-QUALIFIED STOCK OPTION AGREEMENT


                                Optionee: James R. Gilley
                                Number of Shares: 200,000
                                Option Exercise Price:  $13.275
                                Date of Grant: December 31, 1996,



     1.  Grant of Options.  Greenbriar Corporation ("Company") hereby grants to
         ----------------
the above-named optionee ("Optionee"), Non-Qualified Stock Options (collectively, "Options") to purchase at the Option Exercise Price (set forth above) per share and on the terms and conditions set forth in this agreement ("Agreement") that number of shares, as adjusted as herein provided (as so adjusted, "Option Shares"), of its common stock, $.01 par value per share ("Common Stock"), as is set forth above. The exercise price is the fair market value per share of the Common Stock as reflected by the closing price of the Common Stock on the American Stock Exchange for the ten trading days ended December 31, 1996, pursuant to a grant by the Compensation Committee of the Company that was approved by the Board of Directors.

     2.  Term of Options and Limitations on Right to Exercise.  The Options
         ----------------------------------------------------
shall become exercisable in full on the date hereof and listing of the shares of Common Stock on the American Stock Exchange, and shall expire at 5:00 p.m., Dallas, Texas time, on December 31, 2006, unless sooner terminated pursuant hereto.

     3.  Exercise of Options.  Other terms, times and conditions of exercise of
         -------------------
the Options are as follows:

     a. Prior to the Expiration Date, the Options shall be fully exercisable in whole or in part for a number of shares up to the aggregate number of all of the Option Shares.

     b. Upon the death or Disability of the Optionee, the Optionee or the personal representative of the Optionee, as applicable, may exercise the Options to the extent not previously exercised (and, in the case of death, to the extent the Options could have been exercised by the Optionee on the date of death) subject to the terms set forth in this Agreement, until their termination as provided by Section 2 hereof.

     c. The Options shall be exercised by written notice directed to the Secretary of the Company. Such written notice shall be accompanied by full payment in cash for the number of Option Shares specified in such written notice.

     d. If the Optionee is subject to restrictions regarding the Optionee's right to sell shares of Common Stock under applicable securities laws and as a consequence exercise of the Options would not be taxable under the provisions of Section 83(c) of the Code, the Optionee, upon exercise of the Options, shall be authorized to make an election to be taxed upon exercise of the Options under Section 83(b) of the Code. To effect such election, the Optionee may file an appropriate election with the Internal Revenue Service within thirty (30) days after exercise of the Options and otherwise in accordance with applicable Treasury Regulations.

     e. The Optionee recognizes that the Committee may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of any taxes that the Company or any subsidiary of the Company is required by any law or regulation or any governmental authority, whether federal, state or local, domestic or foreign, to make in connection with the Optionee's exercise of the Options.

     f. Subject to the terms of this Agreement, the Options may be exercised at any time and without regard to any other option to purchase stock of the Company held by the Optionee.

     g. In the event the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or of any other corporation by reason of any merger, sale of stock, consolidation, liquidation, recapitalization, reclassification, stock split up, combination of shares, stock dividend, or transaction having similar effect, the total number of shares subject to this Option shall be proportionately and appropriately adjusted. Following a transaction described above, if the Company continues in existence, the number and kind of shares that are subject to any Option and the option price per share shall be proportionately and appropriately adjusted without any change in the aggregate price to be paid therefor upon exercise of the Option. If the Company will not remain in existence or substantially all of its voting Common Stock and Common Stock will be purchased by a single purchaser or group of purchasers acting together, then the Company may (i) declare that all Options shall terminate 30 days after the Committee gives written notice to all Optionee's of their immediate right to exercise all Options then outstanding (without regard to limitations on exercise otherwise contained in the Options), or (ii) notify the Optionee that the Options shall apply with appropriate adjustments as determined by the Company to the securities of the successor corporation to the Optionee would have been entitled, or
         (iii) take action that is some combination of aspects of (i) and (ii). The determination by the Company as to the terms of any of the foregoing adjustments shall be conclusive and binding. Any fractional shares resulting from any of the foregoing adjustments under this section shall be disregarded and eliminated.

     4.  Nontransferability.  The Options are not transferable except by will
         ------------------
or by the laws of descent and distribution and are subject to the provisions of
Section 7 hereof. The Options may be exercised during the lifetime of the Optionee only by the Optionee.

     5.  Limitation of Rights.  The Optionee shall have no rights as a
         --------------------
stockholder with respect to the Option Shares until the Optionee shall become the holder of record of such Option Shares. Neither the Plan, the granting of the Options nor this Agreement shall impose any obligation on the Company or any subsidiary of the Company to continue the employment of the Optionee.

     6.  Optionee's Best Efforts Covenant.  The Optionee hereby agrees to use
         --------------------------------
the Optionee's best efforts to provide services to the Company in a workmanlike manner and to promote the Company's interests.

     7.  Restrictions on Transfer and Pledge.  Except as otherwise provided
         -----------------------------------
herein, the Options and all rights and privileges granted hereunder shall not be transferred, assigned, pledged or hypothecated in any way, whether by operation of law or otherwise, and shall not be subject to execution, attachment or similar process.

     8.  Restrictions on Issuance of Option Shares.  If at any time the Board
         -----------------------------------------
of Directors or the Committee determines, in its discretion, that listing, registration or qualification of the Option Shares covered by the Options upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition to the exercise of the Options, the Options may not be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board of Directors or the Committee. The Board or Committee, as the case may be, shall make such a determination, and notify the Optionee of its determination, within two (2) days after receiving the Optionee's written notice of exercise of his Options. In the event of any such determination by the Board or the Committee, the Company shall use its best efforts to effect or obtain such listing, registration, qualification, consent or approval.

     9.  Successors.  This Agreement shall be binding upon any successor of the
         ----------
Company, in accordance with the terms of this Agreement and the Plan.

     10. Stock Reserve.  The Company shall at all times during the term of this
         -------------
Agreement reserve and keep available such number of shares of Common Stock as shall be sufficient to satisfy the requirements of this Agreement. The Company shall pay all original issue taxes (if any) on the exercise of the Options, and all other fees and expenses necessarily incurred by the Company in connection therewith.

     11. Stockholder Approval.  This Agreement shall be subject to the receipt
         --------------------
of approval by the Stockholders of the Company if required by the rules of the American Stock Exchange, and to the listing of the shares underlying the options on the American Stock Exchange.

     12. Investment Intent.  The Optionee hereby represents and warrants as
         -----------------
follows:

         a. The Shares will be acquired for the Optionee's own account without the participation of any other person, with the intent of holding the Shares for investment and without the intent of participating, directly or indirectly, in a distribution of the Shares and not with a view to, or for resale in connection with, any distribution of the Shares or any portion thereof.

          b. The Optionee, through the Optionee's position with the Company, has access to all material information with regard to the Company.

          c. The Optionee will not acquire the Shares based upon any representation, oral or written, by any person with respect to the future value of or income from the Shares but rather upon an independent examination and judgment as to the prospects of the Company.

          d. The Shares were not offered to the Optionee by means of publicly disseminated advertisements or sales literature, nor is the Optionee aware of any offers made to other persons by such means.

          e. The Optionee acknowledges that the Optionee must continue to bear the economic risk of the investment in the Shares for an indefinite period and recognizes that the Shares will be: (i) transferred without registration under any state or federal law relating to the registration of securities for sale; and (ii) issued and transferred in reliance on the exemption from registration provided by Section 4(2) of the United States Securities Act of 1933, as amended (the "1933 Act").

     IN WITNESS WHEREOF, Greenbriar Corporation acting by and through its duly authorized officers, has caused this Agreement to be executed, and the Optionee has executed this Agreement, effective this 9th day of January, 1997.


                                        GREENBRIAR CORPORATION



                                        By: /s/ Gene S. Bertcher
                                           --------------------------------
                                           Name: Gene S. Bertcher
                                                 --------------------------
                                           Title:  Executive Vice President
                                                 --------------------------



                                         /s/ James R. Gilley
                                        --------------------------------
                                        OPTIONEE - James R. Gilley

                                                                       EXHIBIT B


                       INSTITUTIONAL CAPITAL CORPORATION
                          (Formerly MS HOLDING CORP.)
                          10670 N. Central Expressway
                                   Suite 501
                               Dallas, TX 75231
                                 214/750-5800
                               214/361-0964 FAX


                                    M E M O

DATE:           December 23, 1996                          VIA FAX 972/407-8426

TO:             Mark Bennett

FROM:           Terry Shumate

RE:             Interest due on the JRG Note Through 12/31/97

********************************************************************************

Interest will have accrued on the note in the amount of $1,337,505.21 by 12/31/97. It is my understanding that JRG wishes to prepay that amount with common stock of the Greenbriar Corporation. The loan provides for a stock price to be used in this calculation which, in this case, works out to be $13.99375 per common share.

At this price per share JRG would immediately transfer 98,437 shares of Greenbriar to Institutional Capital.

If you want to discuss this further, or if I can assist you, please call.